UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 3)

INDUSTRI-MATEMATIK INTERNATIONAL CORP.
(Name of Subject Company)

STG OMS ACQUISITION CORP.
STG OMS IRELAND LIMITED
STG
SYMPHONY TECHNOLOGY II-A, L.P.
SYMPHONY TECHNOLOGY II GP, LLC
ROMESH WADHWANI
(Offerors)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

_________________

455792101
(Cusip Number of Class of Securities)

Bryan Taylor
STG OMS Acquisition Corp.
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$12,337,459	$1,136
*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 35,249,883 (number of shares of common stock of subject company outstanding on a fully diluted basis) by $0.35 (the purchase price per share offered by Offerors).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,136	Filing Party:	STG OMS Acquisition Corp. and certain of its affiliates
Form or Registration No.:	Schedule TO	Date Filed:	November 12, 2002
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

AMENDMENT NO. 3 TO SCHEDULE TO

             This Amendment No. 3, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO as initially filed with the Securities and Exchange Commission on November 12, 2002 (as previously amended and as amended hereby, the “Schedule TO”) by STG OMS Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of STG OMS Ireland Limited (“Parent”), a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of Symphony Technology II-A, L.P. (“ST II-A”), a limited partnership organized under the laws of the State of Delaware. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Industri-Matematik International Corp., a Delaware corporation (“Company”), at $0.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1, 8, 11 and 12.

(1) Items 1, 8, and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

          The Offer expired at 12:00 Midnight, New York City time, on Tuesday, December 10, 2002. Based upon a report from the Depositary for the Offer, as of the expiration of the Offer, stockholders of the Company have tendered into the Offer a total of approximately 25,752,120 Shares (including approximately 193,946 Shares tendered by notice of guaranteed delivery). This number of Shares represents approximately 80.6% of the outstanding Shares of the Company. STG OMS Acquisition Corp. has accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer. On December 11, 2002, Symphony Technology II-A, L.P. issued a press release announcing the closing of the tender offer and that it expects to complete the Merger of Purchaser into the Company upon completion of the requisite corporate procedures.

          The full text of the December 11, 2002 press release is attached as Exhibit (a)(8) hereto and is incorporated herein by reference.

(2) Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:
(a)(8) Text of Press Release issued by Symphony Technology II-A, L.P. on December 11, 2002

SIGNATURES

             After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2002

STG OMS ACQUISITION CORP.

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: President

STG OMS IRELAND LIMITED

By:	/s/ Bryan Taylor
Name: Bryan Taylor Title: Secretary

STG

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: President and Chief Executive Officer

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC its General Partner
By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: Chief Executive Officer and Managing Director

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: Chief Executive Officer and Managing Director

/s/ Romesh Wadhwani
Romesh Wadhwani

EXHIBIT INDEX

Exhibit No.

(a)(8)               Text of Press Release issued by Symphony Technology II-A, L.P. on December 11, 2002